UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ALLIED HEALTHCARE PRODUCTS, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-19266	25-1370721
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1720 Sublette Avenue, St. Louis, Missouri (Address of principal executive offices)	63110 (Zip Code)

Eldon P. Rosentrater 314-771-2400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conclusion Based on Reasonable Country of Origin Inquiry

Allied Healthcare Products, Inc. (the “Company”) has concluded in good faith that during 2013,

a) conflict minerals are necessary to the functionality or production of products that the Company has manufactured and contracted to manufacture, and

b) based on a reasonable country of origin inquiry (“RCOI”), the Company has reason to believe that a portion of its necessary conflict minerals may have originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively defined as the “Covered Countries”) and has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources.

RCOI for 2013 Reporting Year

For 2013, the Company conducted a supply chain survey with our direct suppliers to obtain country of origin information for the necessary conflict minerals in our products using the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (”GeSI”). That supply chain survey requested direct suppliers to identify the smelters and refiners and countries of origin of the conflict minerals in products they supply to the company. There is significant overlap between our RCOI efforts and our due diligence measures performed. Our due diligence measures are discussed further in the Conflict Minerals Report filed as Exhibit 1.02 hereto.

The survey responses were inconclusive as to the vast majority of the materials and products supplied to us by our vendors. A majority of the surveys returned did not inform the Company whether particular products supplied to the Company contained conflict minerals. For those products which the survey indicated did contain conflict minerals, all surveys returned indicated that (i) the conflict minerals originated outside the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), (ii) the conflict minerals were from recycled material or scrap sources, or (iii) the source of the conflict minerals was uncertain or unknown.

Conflict Minerals Disclosure

The Conflict Minerals Report for the calendar year ended December 31, 2013 filed herewith as Exhibit 1.02 is available at http://www.alliedhpi.com.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by duly authorized undersigned.

ALLIED HEALTHCARE PRODUCTS, INC.

By:

Date: June 2, 2014		/s/ Eldon P. Rosentrater
------------------------------------------------------
Eldon P. Rosentrater
Vice-President Administration